FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For June 11, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒             Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑             No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑             No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑             No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	English translation of letter regarding the appointment of Mario Eduardo Vazquez as Board Chairman of Telefónica de Argentina S.A. presented to the Buenos Aires Stock Exchange on June 6, 2003.

Buenos Aires, June 06, 2003.

Messrs.

Bolsa de Comercio de Buenos Aires

Re.: Board Meeting dated 06.06.03.

Redistribution of positions. Appointment of Mr. Mario Eduardo Vazquez.

Dear Sirs:

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Buenos Aires Stock Exchange Regulations.

Further to the above, I hereby inform that since Mr. Miguel Angel Gutiérrez was appointed Advisor (Director) of Telefónica Internacional S.A., being responsible for regional and international subject matters, the Company’s Board, in its meeting No. 140 held today, proceeded to redistribute the position of Board Chairman of Telefónica de Argentina S.A. To that effect, Incumbent Director Mr. Mario Eduardo Vazquez was appointed to hold such position. Mr. Miguel Angel Gutierrez will continue as Incumbent Director of the Company.

Consequently, the Board composition will be the following:

Chairman and Incumbent Director: Mario Eduardo Vazquez.

Vice Chairman and Incumbent Director: José María Alvarez-Pallete.

Incumbent Directors: Miguel Angel Gutierrez, Antonio Viana-Baptista, José Fernando de Almansa Moreno-Barreda, Alfredo Jorge Mac Laughlin, Guillermo Harteneck and Luis Ramón Freixas Pinto.

Alternate Directors: Jacinto Díaz Sánchez, Carlos Fernández-Prida, Gaspar Ariño Ortíz, Javier Benjumea Llorente, Juan Carlos Ros Brugueras, Santiago Tomás Soldati, Juan Ignacio López Basavilbaso and Guillermo Pablo Ansaldo (General Manager).

Board Secretary: Manuel Alfredo Alvarez Trongé

Yours sincerely,

Manuel Alvarez-Tronge

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/s/ Pablo Llauró

Name: Pablo Llauró Title: Assistant General Counsel

Date: June 11, 2003